Roger H. Frommelt
612-373-8541
Fax: 612-338-4608
E-mail: rfrommelt@felhaber.com
Reply to Minneapolis Office

October 2, 2008

By Federal Express and EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Mail Stop 710 100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Entrx Corporation
Form 10-KSB for the year ended December 31, 2007
Form 10-QSB for the quarter ended March 31, 2008
SEC File No. 0-2000
Our File No. 17399.000

Dear Mr. Decker:

On behalf of our client, Entrx Corporation (“Entrx”) we are submitting this letter in response to your letter dated September 5, 2008, which comments on Entrx’s Form 10-KSB for the year ended December 31, 2007, and Entrx’s Form 10-Q for the quarter ended June 30, 2008. The comment numbers listed below correspond to the comment numbers contained in your letter. Comments 2 through 5 relate primarily to Entrx’s 2007 Form 10-KSB, and Comments 7 through 8 relate primarily to Entrx’s June 3, 2008, Form 10-Q.

Comment 2. Financial Statement; Consolidated Statement of Operations, p. 23.

In evaluating the quantitative and qualitative aspects of the misclassification of the gains on sale of the building and legal settlements, Entrx considered the guidance contained in SAB Topic 1:M, and also considered the guidance contained in PCAOB AU 312 and AU 9312. With respect to the foregoing, PCAOB AU 312 defines materiality as “the magnitude of an omission or misstatement of accounting information, that in light of surrounding circumstances makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.” PCAOB AU 9312 further states that “the quantitative evaluation of identified misstatements is a matter of professional judgment and should reflect a measure of materiality that is based on the element or elements of the financial statements that, in the auditor's judgment, are expected to affect the judgment of a reasonable person who will rely on the financial statements, considering the nature of the reporting entity.”

Securities and Exchange Commission
October 2, 2008

Entrx does not believe that the financial statement line item “operating income” carries any particular significance for persons who rely on its financial statements and believes that the line item “net income” comprises the more relevant measure of Entrx’s operating performance, particularly given that Entrx did not incur significant amounts of interest expense or interest income during 2006. However, at your request, Entrx has prepared the following analysis to show the individual and aggregate impact of the misclassification on Entrx’s previously reported operating income, total operating expenses, net income and comprehensive income:

	Year Ended December 31, 2006
	As Reported	As Revised
Total Operating Expenses	$3,483,390	$1,758,410
Operating Income (Loss)	$(604,245)	$1,120,735
Net Income	$2,051,995	$2,051,995
Comprehensive Income	$2,051,995	$2,051,995

Entrx has also considered the qualitative factors discussed in SAB Topic 1:M, namely that the misclassifications:

1)	Did not result from an item capable of precise measurement or an estimate.

2)
Did not mask a change in earnings. Both items are separately presented and disclosed in the financial statements, thereby adding transparency to Entrx’s reported earnings for the period. In addition, the misclassifications had no impact on previously reported earnings.

3)	Did not hide a failure to meet analyst expectations. There is currently no analyst coverage of Entrx.

4)	Did not change Entrx’s previously reported net income into a loss, or vice versa. The misclassification has no impact on Entrx’s previously reported net income, financial position, or cash flows.

5)	Did not affect segment disclosures, given that Entrx’s operations are contained in one reportable segment.

6)	Did not affect compliance with regulatory requirements, loan covenants or other contractual requirements.

7)	Did not impact management compensation.

8)	Did not conceal an unlawful transaction.

Securities and Exchange Commission
October 2, 2008

Furthermore, Entrx notes that the 2006 period which contains the misclassification will not be included in future filings Although the misclassifications of the gain on sale of the building and legal settlements are arguably large, Entrx has concluded that the judgment of a reasonable person relying on the information would in all probability not have been changed by the misclassification and that the misclassification is therefore not material to Entrx’s previously reported financial results.

Comment 3. Notes to Financial Statements; Note 5 - Investments in Unconsolidated Affiliates, p. 31.

Entrx considered certain market statistics, and regulatory and other market characteristics, of the AIM market in determining that the AIM market is not of the breadth and scope of the United States markets referred to in paragraph 3(a) of SFAS 115. The following considerations relative to market size indicate that the AIM market is not of the same breadth and scope as the United States markets:

	AIM (1)	Pink Sheets, LLC (2)	Nasdaq (3)
Listed Companies	1,694	5,122	3,135
Annual Shares Traded (in millions)	153,861	769,440	757,100

Sources:
1) AIM Market Statistics, December 2007, London Stock Exchange.
2) January 17, 2008 Press Release.
3) NASDAQ 2007 Form 10-K and/or website.

Considerations to regulatory and other market characteristics include Entrx’s understanding that there is no pre-vetting of public offerings on the AIM market, less rigorous semi-annual financial reporting requirements for listed companies, no shareholder approval requirements for significant corporate events.

There were trades of Catalytic Solutions’ shares on only 28 days throughout all of 2008 through August (an aggregate of 430,400 shares). Some of these trades were likely both sides of the same transaction, reducing further the number of shares actually traded.

As requested, Entrx has performed an analysis of the impact on Entrx’s financial statements for each of the two years ended December 31, 2007, and the six months ended June 30, 2008. If Entrx had used the prices quoted by the AIM market, the impact, if recorded, would have been recorded through “Other Comprehensive Income” and would therefore not have impacted Entrx’s previously reported earnings or cash flows.

Securities and Exchange Commission
October 2, 2008

	June 30, 2008		December 31, 2007		December 31, 2006
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised

Investments in Unconsolidated Affiliates	$450,000	$442,000	$450,000	$609,000	$1,206,889	$1,758,889
Total Assets	$42,108,069	$42,100,069	$45,698,616	$45,857,616	$51,667,215	$52,219,215
Accumulated Other Comprehensive Loss	$(72,918)	$(80,918)	$(216,509)	$(57,509)	$-	$552,000
Total Shareholders Equity	$6,892,828	$6,884,828	$6,280,281	$6,439,281	$5,971,274	$6,523,274
Total Liabilities and Shareholders Equity	$42,108,069	$42,100,069	$45,698,616	$45,857,616	$51,667,215	$52,219,215

	Three Months Ended June 30, 2008		Six Months Ended June 30, 2008		Three Months Ended June 30, 2007
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised

Operating Income (Loss)	$141,069	$141,069	$622,703	$622,703	$311,306	$311,306
Net Income	$138,317	$138,317	$454,956	$454,956	$323,132	$323,132
Unrealized Gains (Losses) on Available-for-Sale Securities	$(79,257)	$(168,257)	$(41,618)	$(208,618)	$122,723	$3,723
Comprehensive Income (Loss)	$71,116	$(17,884)	$598,547	$431,547	$445,855	$326,855

	Six Months Ended June 30, 2007		Year Ended December 31, 2007		Year Ended December 31, 2006
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised

Operating Income (loss)	$296,727	$296,727	$652,301	$652,301	$(604,245)	$(604,245)
Net Income	$317,942	$317,942	$622,116	$622,116	$2,051,995	$2,051,995
Unrealized Gains (Losses) on Available-for-Sale Securities	$179,340	$144,340	$(216,509)	$(606,509)	$-	$549,000
Comprehensive Income (Losses)	$497,282	$462,282	$405,607	$15,607	$2,051,995	$2,600,995

Comment 4. Notes to Financial Statements; Note 14 - Commitments and Contingencies; Litigation, p. 37.

Entrx has estimated its liability for future asbestos-related claims using the method described in its annual and quarterly filings. Entrx acknowledges that Entrx’s estimate of liability for existing and future claims will likely differ from its estimates. Entrx believes, however, that its current insurance is adequate to satisfy additional losses that are reasonably possible in the event that actual losses exceed its estimates. To clarify this, Entrx will expand its language regarding this matter in its future filings as follows, so long as it is true and not misleading:

Securities and Exchange Commission
October 2, 2008

“Regardless of our best estimates of liability for current and future asbestos-related claims, the liability for these claims could be higher or lower than estimated by amounts which are not predictable. We, of course, cannot give any assurance that our liability for such claims will not ultimately exceed our available insurance coverage. We believe, however, that our current insurance is adequate to satisfy additional liability that is reasonably possible in the event actual losses exceed our estimates. We will update our estimates of liability and insurance coverage in future filings with the Securities and Exchange Commission, as events occur which would cause us to believe that those estimates need revision, based upon the subsequent claim experience, using the methodology we have employed.”

Comment 5. Notes to Financial Statements; Note 14 - Commitments and Contingencies; Litigation, p. 37.

In connection with discussion regarding the ACE Lawsuit, future filings will contain language substantially as follows, so long as it is true and not misleading:

“The ACE Lawsuit is principally about coverage responsibility among the several insurers, as well as total coverage. Regardless of the outcome of this litigation, Entrx does not believe that the ACE Lawsuit will result in materially diminishing Entrx’s insurance coverage for asbestos-related claims. If Allstate is required to provide indemnity for Entrx’s asbestos-related lawsuits, it is likely that Entrx would have to indemnify Allstate for asbestos-related claims that it defends up to $2,500,000 in the aggregate. If Allstate is not required to provide indemnity, Entrx would have no liability to Allstate. Entrx has accrued $375,000 as a potential loss in connection with the Allstate matter.”

Comment 6. General.

Entrx will address the above comments in its subsequent Form 10-Q quarterly, as well as its Form 10-K annual filings.

Comment 7. Notes to Financial Statements; Note 3, p. 4.

In Entrx’s Form 10Q for September 30, 2008, Entrx’s notes to the financial statements, wherein Entrx discusses the impairment charge related to Entrx’s investment in Clearwire Corporation recorded during the nine month period ended September 30, 2008, Entrx will identify the investment (in this case, Clearwire Corporation) and include substantially the following language:

“Our determination that the impairment with respect to Entrx’s investment in the common stock of Clearwire Corporation was other-than-temporary, was based upon both the length of time that the market value of that stock was below Entrx’s carrying value of $19.20 per share, and the severity of the decline in that market value. Since November 8, 2007, through early May, when Entrx filed its Form 10-Q for the period ended March 31, 2008, the market value of Entrx’s investment in the common stock of Clearwire Corporation was less than its cost. In addition, as of March 31, 2008, the market value of Entrx’s investment was approximately 23% below its carrying value. As a result of those conditions, Entrx recorded an impairment charge of $173,153, which represented the difference between the market value on March 31, 2008 and Entrx’s carrying value.”

Securities and Exchange Commission
October 2, 2008

All future filings, wherein an impairment change is recorded, will contain substantially similar language.

Comment 8. Notes to Financial Statements; Note 10, p. 6.

Entrx’s methodology (as described in its filing) for estimating its current and projected liability for asbestos-related claims, including estimates of its future per resolved claim liability, has involved the observation of a trailing, multiple-year claims and expense history. The year-to-year actual average per resolved claim liability has fluctuated significantly, showing no clear trend. While the average indemnity paid on asbestos-related claims could increase to over $30,000 for claims resolved in 2008, this increase is primarily the result of the resolution of four large cases in early 2008, which Entrx believes are an anomaly in relation to its past history of settled claims. In evaluating the adequacy of its recorded liability at the end of the second quarter, Entrx considered the impact of the unfavorable 2008 claims experience in its trailing, multiple-year claims and expense calculation methodology and concluded that the impact of any increase in the projected per resolved claim liability was not sufficiently material to result in revision of Entrx’s recorded liability. Accordingly, Entrx believes that the unfavorable short term impact of the resolution of these four claims in early 2008 neither provides a better estimate nor is indicative of a reasonable range of the liability that might be required to resolve all remaining known and incurred but not reported claims. Rather, Entrx has consistently recorded as its best estimate of liability the amount indicated by its trailing, multiple-year claims and expense history, consistent with paragraph 8 of FAS 5.

I will be available to discuss the foregoing at 612-373-8541.

Very truly yours,

Roger H. Frommelt

cc:	Peter L. Hauser, Entrx Corporation
Brian Niebur, Entrx Corporation